                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      ------------------------------------
                                (Name of Issuer)

                                PREFERRED STOCK
                                ---------------
                         (Title of Class of Securities)

                                   82627A207
                                   ---------
                                 (CUSIP Number)

                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                              Building 1 Suite 100
                         Menlo Park, California  94025
                                 (415) 854-5477
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

                                  May 6, 1997
                                  -----------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 4 Pages
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
------------------------------------------------------------------------------------------------------
CUSIP No. 82627A207
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1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:  Meredith Partners, Inc.
------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [X]
------------------------------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 WC/OO
------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION  CALIFORNIA
------------------------------------------------------------------------------------------------------
   NUMBER OF               7         SOLE VOTING POWER                 1,183,556 (see Items 3 and
    SHARES                                                                        5)
 BENEFICIALLY              8         SHARED VOTING POWER               NONE
 OWNED BY EACH
   REPORTING               9         SOLE DISPOSITIVE POWER            1,183,556 (see Items 3 and
  PERSON WITH                                                                     5)
                          10         SHARED DISPOSITIVE POWER          NONE
------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                              1,183,556 (see Items 2 and 5)
------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW (11)                                              22.4% (see Item 5)
------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        CO
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

                               Page 2 of 4 Pages

PRELIMINARY NOTE
----------------

     The person filing this Amendment No. 2 is Meredith Partners, Inc., a California corporation (the "Company"). This Amendment No. 2 amends a Statement on Schedule 13D filed by the Company on March 31, 1997 (the "Original Statement"), as amended on April 15, 1997 ("Amendment No. 1").

     This Amendment No. 2 relates to the preferred stock, par value $.001 per share (the "Preferred Stock") of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer") with its principal executive offices located at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to Rows 1 through 14, inclusive, of the Cover Sheet and Items 1, 2, 4 and 5 of the Original Statement, as amended by Amendment No. 1. Accordingly, those items are omitted from this Amendment No. 2.


Item 3.  Source and Amounts of Funds or Other Consideration.
------   --------------------------------------------------

     The Company has entered into a letter agreement dated March 21, 1997, as amended by a letter agreement dated May 6, 1997 (as so amended, the "Letter Agreement"), with the Massachusetts Bay Transportation Authority Retirement Fund ("MBTARF"). Under the Letter Agreement, the Company has the right to acquire one million one hundred eighty-three thousand five hundred fifty-six (1,183,556) shares of Preferred Stock (the "Purchased Shares") for a price of $7.90 per share, or a total of $9,350,092.40 (or more at the option of the Company in certain circumstances described in the Letter Agreement). The closing of the purchase is expected to occur on June 11, 1997 or earlier, subject to the satisfaction of certain conditions set forth in the Letter Agreement. The source of funds to be used to purchase the Purchased Shares will be the capital of the Company and capital of at least one other investor to which the Company will assign the right to acquire a portion of the Purchased Shares. Unless the Letter Agreement is terminated and becomes of no further force and effect, MBTARF will give its proxy to the Company in order for the Company to vote the Purchased Shares at Meridian Point Realty Trust VII Co.'s next annual meeting. Upon closing of the acquisition of the Purchased Shares pursuant to the Letter Agreement, the Company intends that no person will own in excess of 9.8% of the total outstanding shares of the Issuer's Preferred Stock and common stock, computed in accordance with Sections 542(a) and 544 of the Internal Revenue Code and applicable regulations thereunder.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as described in Items 3 and 4, the Company has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                               Page 3 of 4 Pages

Item 7.   Materials To Be Filed as Exhibits.
------    ---------------------------------

     Exhibit 99.2 - Letter Agreement dated May 6, 1997, amending the Letter Agreement dated March 21, 1997, between the Company and Massachusetts Bay Transportation Authority Retirement Fund.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1997


                                MEREDITH PARTNERS, INC., a California
                                corporation

                                By:  /s/ Allen K. Meredith
                                     ---------------------
                                     Allen K. Meredith
                                Its: Chief Executive Officer

                               Page 4 of 4 Pages